SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2011

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of January 2011

List of Exhibits:

1.	Press Release entitled “CNH Global N.V. Elects New Board Member”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

January 20, 2011

FOR IMMEDIATE RELEASE

For more information contact:

CNH Investor Relations     +1 (630) 887-3745

CNH Global N.V. Appoints New Board Member

BURR RIDGE, ILL. - (January 20, 2011) - CNH Global N.V. (NYSE: CNH) today announced the appointment of Thomas J. Colligan to the CNH Global N.V. Board of Directors. Colligan, 66, will serve as Director and a member of the Audit Committee. The appointment was effective as of January 6, 2011.

“Mr. Colligan’s extensive executive and financial experience will be an important contribution to the CNH Global N.V. Board,” said CNH Chairman Sergio Marchionne.

Colligan is currently a member of the boards of Office Depot and Targus and has previously served on the boards of Schering Plough Corporation, Educational Management Corporation and Anesiva, Inc. His most recent position was as Vice Dean of the University of Pennsylvania- Wharton School’s Aresty Institute of Executive Education, where he was responsible for the non-degree executive education programs from July 2007 until his retirement in June 2010. From 2001 to 2004, Mr. Colligan was Vice Chairman of PricewaterhouseCoopers LLP (“PwC”) and served PwC in other capacities from 1969 to 2004, including Partner.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,600 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.